SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2011

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement of 2011 Interim Results, dated August 18, 2011	A-1

2.1	Closure of Register of Members and Announcement in Relation to the Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises in Respect of 2011 Interim Dividend, dated August 18, 2011	B-1

3.1	Announcement, dated August 18, 2011	C-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: August 18, 2011	By:	/s/ Li Yue
		Name:	Li Yue
		Title:	Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT OF 2011 INTERIM RESULTS

•	Turnover reached RMB250.1 billion, up by 8.8%	•	Profit attributable to shareholders of RMB61.3 billion, up by 6.3%

•	EBITDA of RMB124.2 billion, up by 6.5%	•	Total customer number and net additions were over 610 million and 32.77 million, respectively

•	EBITDA margin of 49.6%	•	Payment of an interim dividend of HK$1.580 per share. The Company’s planned dividend payout ratio for the full year of 2011 is 43%

CHAIRMAN’S STATEMENT

Dear Shareholders,

The Group made positive strides in the first six months of 2011, against the backdrop of China’s steady and fast economic growth. At the same time, we faced intensified market competition and impact on the traditional telecommunications industry from the convergence of industries. The Group responded by adhering to its principles of sustainable development, rational competition and innovation, and fully leveraged its core strengths, including the world’s largest scale mobile network and customer base, good network quality and premium customer service. Implementing that strategy, the Group continued to expand the share of “Daily Life Services” for individual customers and the share of “Information Services” for companies and industries in the reporting period. Overall, the Group achieved sustained healthy growth and maintained its leading position in the industry, underpinned by its continuously improving revenue structure.

Financial Results

For the six months ended 30 June 2011, the Group’s operating revenue maintained favorable growth, reaching RMB250.1 billion, up 8.8% over the same period last year. Revenue from the value-added business contributed 32.2% of operating revenue, reaching RMB80.4 billion and up 18.5% over the same period last year. The Wireless Data business achieved revenue of RMB19.3 billion, an increase of 42.8% over the same period last year. Continuing to lead the industry in terms of profitability, the Group’s profit margin reached 24.5%, and profit attributable to shareholders increased 6.3% over the same period last year to RMB61.3 billion. EBITDA rose 6.5% over the same period last year to RMB124.2 billion, with EBITDA margin reaching 49.6%. Basic earnings per share grew 6.3% over the same period last year to RMB3.05. Underpinned by its sound capital structure, solid financial position and strong cash flow generating capability, the Group is favorably positioned to manage risks and achieve sustainable growth.

Business Development

In the first six months of 2011, the Group maintained relatively good momentum in its business development. The Group has seen notable growth in new customer additions. Its total customer base exceeded 610 million by the end of the reporting period, with a net addition of 32.77 million customers and the mid-to high-end customer base remaining stable. In the meantime, the number of corporate customers continued to climb steadily, reaching 3.1 million. Voice usage volume continued to increase. Total voice usage volume was 1,886.5 billion minutes, up 13.3% over the same period last year. Average minutes of usage per user per month (MOU) reached 528 minutes and average revenue per user per month (ARPU) was RMB70. The 3G customer base grew rapidly. By the end of the reporting period, the Group had 35.03 million 3G customers, continuing to boast the highest number of customers in the 3G market.

The value-added services business grew rapidly, with SMS and MMS maintaining steady growth, and Wireless Music, Mobile Reading, Mobile Gaming and Mobile Video all enjoying increases in customer bases and revenue. Wireless data business grew rapidly and continued to demonstrate high growth momentum. Accounting for 7.7% of total operating revenue, this revenue stream has become an important driver of the Group’s growth.

Leveraging the advantages of our large customer base and network size, we continued to expand to new areas and explore new business models in order to effectively push forward our business development in mobile Internet and the “Internet of Things”. We furthered Mobile Market’s viability as a one-stop shop for applications development and downloads and as a comprehensive sales platform, and we accelerated the integration of its value chain as well as the process of its internationalization. These all helped Mobile Market maximize its impact on the mobile Internet field. By the end of June 2011, Mobile Market had 86 million registered customers and 2.4 million registered developers, among whom 890,000 active developers already had their applications put on-line. In the first six months of 2011, 260 million application downloads were recorded. Mobile Market has become the largest shopping mall for Chinese application software in the world. For the “Internet of Things”, the Group proactively explored various sales and marketing models, promoted the usage of application templates and standardization of products, and improved its product portfolio management. The Group further strengthened cooperation with local governments to vigorously promote the building of “Wireless City”. The governments of over 130 cities in 25 provinces have signed cooperation agreements with the Group to establish “Wireless City” which is widely used in hosting government web portals, energy management programs, intelligent traffic control and digital communities. This helps enrich application variety and increase our customer loyalty.

Adhering to our mantra of “Customers are our priority, quality service is our principle”, the Group undertook a series of programs to improve customer satisfaction. New measures were taken to better protect customer rights, such as improving transparency of consumption for customers. In the first six months of 2011, we had the lowest monthly rate of complaints from customers among all our peers in the country.

Network Development and Evolution

The Group is committed to the belief that network quality is the lifeline of a telecommunications company. To cope with the trend of booming mobile data traffic resulting from the popularization of intelligent terminals, we proactively sought to implement a forward-looking and well-coordinated “Four Networks” development strategy, under which we allocated our resources in a scientific way and strengthened network construction according to the different technological features and capacities of 2G, 3G (TD-SCDMA), WLAN and the future TD-LTE networks. And in so doing, we were able to ensure that our overall network quality continued to lead the industry.

The Group further expanded WLAN coverage to include over one million access points by the end of June 2011. At the same time, we continued to enhance our WLAN’s operating quality and its capacity to carry data, which helped divert the wireless data traffic effectively. In the first six months of 2011, the dataflow on our WLAN accounted for almost 50% of our wireless data traffic.

The 3G network built by our parent company with our assistance currently covers all the county-level and above cities in China. Good network quality was achieved through network optimization and enhanced continuous coverage of 3G network in heavily trafficked areas.

We have actively promoted home-grown innovation and have made significant progress on TD-LTE. In the first six months of 2011, our large scale testing of TD-LTE across six cities and the showcase TD-LTE network in Beijing progressed on schedule. This year, together with international mobile operators, we introduced the “Global TD-LTE Initiative” which was subsequently endorsed by 24 mobile operators, forming a common ground for the industry to take forward the global commercialization of TD-LTE.

Corporate Management and Governance

In 2011, we continued to look for ways to further streamline our low-cost, highly efficient operations. A centralized management model has been implemented across multiple operational fronts including financial management, network maintenance, equipment procurement, customer service, brand building and new business operations. The Group’s subsidiary, China Mobile International Limited, has been established and started operations, and our terminal company was restructured, signifying that the Group has made a substantive step towards specialized functional operations as part of its management strategy.

Abiding by corporate governance principles of integrity, transparency, openness and high efficiency, the Company has instituted a sound governance structure and taken practical measures to ensure best corporate governance practices. In the first six months of 2011, we carried out thorough internal financial audit, internal control audit and risk evaluation. The Group also conducted special audits focusing on certain high risk areas in order to improve and optimize management systems. The Group further enhanced its closed-loop management systems to avoid material operational risks. These improvements will help the Group achieve long-term, sustainable and healthy development.

Appointment of Director

On 26 July 2011, the Board of Directors of the Company was pleased to announce that, as proposed by the Nomination Committee of the Company and after review and approval by the Board, Mr. Xi Guohua was appointed as Executive Director and Vice Chairman of the Company. We firmly believe that Mr. Xi Guohua’s expertise and extensive experience in telecommunications business management, operation and technology will be of great value to the Company. I take this opportunity to welcome him as a member of the Board.

Corporate Social Responsibility and Sustainable Development

The Group attaches great importance to corporate social responsibility. In the first instance, the Group makes a solid contribution to society by providing an extensive and reliable network and narrowing the digital divide. In addition, the Group has done its part to address climate change and has participated in various philanthropic initiatives. During the first half of 2011, in the wake of several natural disasters such as the earthquake in Yunnan province and the heavy rains in southern China, we acted swiftly to provide emergency telecommunications service and ensure the smooth flow of mobile telecommunications, which were essential to the relief work conducted in affected areas. Fully committed to energy saving and emissions reduction, we furthered our “Green Action Plan” by promoting energy-saving technologies and innovations in various areas of our operations, including adopting precision temperature control in facility rooms, and using solar, wind and other natural energy for power supply in our telecommunications base stations. Our power consumption per unit of telecommunications traffic decreased by 8.7% over the same period last year. Through the China Mobile Charity Foundation and other philanthropic activities, we contributed to education support, childcare and poverty aid, among which, the “Warm China 12.1 Fund – China Mobile Care Operation”, has financed 14,292 children who are either living in extreme poverty condition or are orphans who lost their parents to AIDS.

Awards and Recognition

In the first half of 2011, our achievements continued to be recognized. The Company was again included in and ranked 16th in the Financial Times’ “FT Global 500”, and moved up to 34th from 38th place last year on Forbes Magazine’s “Global 2000” list. The China Mobile brand was named one of “BRANDZTM Top 100 Most Powerful Brands” by Millward Brown and Financial Times for the sixth consecutive year, and the brand value increased by 9% and ranked 9th among all companies considered. In the same period, Standard & Poor’s and Moody’s kept our corporate credit rating at AA-/Outlook Stable and Aa3/Outlook Positive respectively, in line with China’s sovereign credit rating.

Dividends

In view of the Group’s good profitability in the first six months of 2011 and taking into consideration its long-term future development, based on the dividend payout guidance for the full year of 2011, the Board declared an interim dividend of HK$1.580 per share for the six months ended 30 June 2011.

The Board is of the view that the Company’s good profitability and strong cash flow generating capability will continue to support the future sustainable development of the Company and provide shareholders with a favorable return.

Future Outlook

Cross-industry competition arising from the convergence of industries, intensified competition among the traditional telecommunications industry players and the slowdown of growth all present the Group with challenges. At the same time, the continuous development of the national economy and increasing domestic consumption will further boost demand for telecommunications and information services. Favorable external factors such as the Chinese government’s support for home-grown telecommunications technology will gradually fuel the Group’s future development. The vigorous growth of mobile Internet and the popularization of the “Internet of Things” will also present us with a broad range of opportunities.

Facing both opportunities and challenges, we will fully implement our sustainable development strategy, pushing for constant innovation and the realization for added value through cost-effective operations. We will expand into new areas and lead the development of mobile Internet and “Internet of Things” to achieve greater scale, which we think will be essential to value creation and growth going forward. We will explore new models to build compatible and integrated platforms to offer win-win opportunities and future competitive advantages. We will strengthen our customer service orientation and our business innovation to solidify our leading position in the market. We will build high quality, efficient, forward looking, integrated and open networks. At the same time, we will continue promoting the operation of 3G networks. Leveraging our international influence, we will accelerate the worldwide development of TD-LTE technology.

We will look for appropriate investment opportunities in an active but cautious manner to broaden our presence in the telecommunications market. As always, we will strive to create value for our shareholders.

Wang Jianzhou
Chairman

Hong Kong, 18 August 2011

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six months ended 30 June 2011

(Expressed in Renminbi)

		Six months ended 30 June
		2011	2010
	Note	RMB million	RMB million

Operating revenue (Turnover)	4
Usage and monthly fees		157,367	151,807
Value-added services fees		80,448	67,909
Other operating revenue		12,265	10,102

		250,080	229,818

Operating expenses
Leased lines		2,295	1,805
Interconnection		11,379	10,684
Depreciation		48,361	42,259
Personnel		13,107	11,128
Other operating expenses		99,952	90,545

		175,094	156,421

Profit from operations		74,986	73,397
Other net income		778	922
Non-operating net income		222	270
Interest income		3,563	2,631
Finance costs		(339)	(619)
Share of profit of associates		2,016	—
Share of loss of jointly controlled entity		(2)	(27)

Profit before taxation	5	81,224	76,574
Taxation	6	(19,854)	(18,753)

PROFIT FOR THE PERIOD		61,370	57,821

Other comprehensive income for the period
Exchange differences on translation of financial statements of overseas entities		(119)	20
Share of other comprehensive income in associates		(499)	—

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		60,752	57,841

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

for the six months ended 30 June 2011

(Expressed in Renminbi)

		Six months ended 30 June
		2011	2010
	Note	RMB million	RMB million

Profit attributable to
Equity shareholders of the Company		61,283	57,643
Non-controlling interests		87	178

PROFIT FOR THE PERIOD		61,370	57,821

Total comprehensive income attributable to
Equity shareholders of the Company		60,665	57,663
Non-controlling interests		87	178

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		60,752	57,841

Earnings per share – Basic	8(a)	RMB3.05	RMB2.87

Earnings per share – Diluted	8(b)	RMB3.02	RMB2.84

EBITDA (RMB million)[1]		124,152	116,612

Details of dividends to equity shareholders of the Company are set out in note 7.

[1]

The Company defines EBITDA as profit for the period before taxation, share of loss of jointly controlled entity, share of profit of associates, finance costs, interest income, non-operating net income, depreciation and amortization of other intangible assets.

UNAUDITED CONSOLIDATED BALANCE SHEET

as at 30 June 2011

(Expressed in Renminbi)

		As at 30 June 2011	As at 31 December 2010
	Note	RMB million	RMB million

Non-current assets
Property, plant and equipment	9	375,498	385,296
Construction in progress	9	75,443	54,868
Land lease prepayments		12,177	12,040
Goodwill		36,894	36,894
Other intangible assets		778	813
Interest in associates		41,232	40,175
Interest in jointly controlled entity		6	8
Deferred tax assets		12,527	9,720
Pledged bank deposits		125	162
Other financial assets		127	127

		554,807	540,103

Current assets
Inventories		3,408	4,249
Accounts receivable	10	9,590	7,632
Other receivables	11	14,917	7,026
Prepayments and other current assets	11	11,507	10,151
Amount due from ultimate holding company	12	247	293
Tax recoverable		2	135
Deposits with banks		217,476	204,803
Cash and cash equivalents	13	112,558	87,543

		369,705	321,832

Current liabilities
Accounts payable	14	116,229	111,646
Bills payable		980	502
Deferred revenue		61,367	43,489
Accrued expenses and other payables		95,756	85,716
Amount due to ultimate holding company	12	11	15
Amount due to immediate holding company		34	35
Interest-bearing borrowings	15	170	4,981
Obligations under finance leases		68	68
Current taxation		9,575	9,178

		284,190	255,630

Net current assets		85,515	66,202

Total assets less current liabilities carried forward		640,322	606,305

UNAUDITED CONSOLIDATED BALANCE SHEET (CONTINUED)

as at 30 June 2011

(Expressed in Renminbi)

	Note	As at 30 June 2011 RMB million	As at 31 December 2010 RMB million

Total assets less current liabilities brought forward		640,322	606,305

Non-current liabilities
Interest-bearing borrowings	15	(28,616)	(28,615)
Deferred revenue, excluding current portion		(195)	(248)
Deferred tax liabilities		(17)	(39)

		(28,828)	(28,902)

NET ASSETS		611,494	577,403

CAPITAL AND RESERVES
Share capital	16	2,139	2,139
Reserves		608,022	574,018

Total equity attributable to equity shareholders of the Company		610,161	576,157
Non-controlling interests		1,333	1,246

TOTAL EQUITY		611,494	577,403

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June 2011

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share capital RMB million	Share premium RMB million	Capital reserve RMB million	General reserve RMB million	Exchange reserve RMB million	PRC statutory reserves RMB million	Retained profits RMB million	Total RMB million	Non- controlling interests RMB million	Total equity RMB million

As at 1 January 2010	2,139	386,375	(291,972)	72	(1,039)	129,918	281,255	506,748	886	507,634
Changes in equity for the six months ended 30 June 2010

Profit for the period	—	—	—	—	—	—	57,643	57,643	178	57,821
Other comprehensive income	—	—	—	—	20	—	—	20	—	20

Total comprehensive income for the period	—	—	—	—	20	—	57,643	57,663	178	57,841

Dividends to equity shareholders (note 7(b))	—	—	—	—	—	—	(25,651)	(25,651)	—	(25,651)
Shares issued under share option scheme	—	39	(3)	—	—	—	—	36	—	36

As at 30 June 2010	2,139	386,414	(291,975)	72	(1,019)	129,918	313,247	538,796	1,064	539,860

As at 1 January 2011	2,139	386,476	(291,980)	72	(1,174)	154,178	326,446	576,157	1,246	577,403
Changes in equity for the six months ended 30 June 2011

Profit for the period	—	—	—	—	—	—	61,283	61,283	87	61,370
Other comprehensive income	—	—	(499)	—	(119)	—	—	(618)	—	(618)

Total comprehensive income for the period	—	—	(499)	—	(119)	—	61,283	60,665	87	60,752

Dividends to equity shareholders (note 7(b))	—	—	—	—	—	—	(26,718)	(26,718)	—	(26,718)
Shares issued under share option scheme	—	60	(11)	—	—	—	—	49	—	49
Transfer to PRC statutory reserves	—	—	—	—	—	8	—	8	—	8

As at 30 June 2011	2,139	386,536	(292,490)	72	(1,293)	154,186	361,011	610,161	1,333	611,494

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30 June 2011

(Expressed in Renminbi)

	Six months ended 30 June
	2011	2010
	RMB million	RMB million

Net cash from operating activities	126,177	126,588

Net cash used in investing activities	(68,921)	(79,464)

Net cash used in financing activities	(32,144)	(26,213)

Net increase in cash and cash equivalents	25,112	20,911

Cash and cash equivalents as at 1 January	87,543	78,894

Effect of changes in foreign exchange rate	(97)	30

Cash and cash equivalents as at 30 June	112,558	99,835

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Renminbi unless otherwise indicated)

1.	BASIS OF PREPARATION

The interim financial report of China Mobile Limited (the “Company”) and its subsidiaries (together referred to as the “Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), including compliance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (“IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). It was authorized for issuance on 18 August 2011.

The Group’s interim financial report has been prepared in accordance with the same accounting policies adopted in the 2010 annual financial statements, except for the accounting policy changes that are set out in note 2.

The preparation of an interim financial report in conformity with IAS/HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from these estimates.

The Group’s interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2010 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”).

The Group’s interim financial report is unaudited, but has been reviewed by the Company’s Audit Committee. The Group’s interim financial report has also been reviewed by the Company’s auditors, KPMG, in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA. KPMG’s unmodified independent review report to the board of directors is included in the interim report to be sent to shareholders.

The financial information relating to the financial year ended 31 December 2010 that is included in the interim financial report as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2010 are available from the Company’s registered office. The auditors have expressed an unqualified opinion on those statutory financial statements in their report dated 16 March 2011.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

2.	SIGNIFICANT ACCOUNTING POLICIES

The IASB has issued a number of new or revised IFRSs, which term collectively includes IASs and interpretations, that are first effective or available for early adoption for accounting periods beginning on or after 1 January 2011. The equivalent new or revised HKFRSs, which term collectively includes HKASs and Interpretations, consequently issued by HKICPA as a result of these developments have the same effective date as those issued by the IASB and are consistent with the pronouncements issued by the IASB.

Of these, the following developments are relevant to the Group’s financial statements:

•	IAS/HKAS 24 (revised), Related Party Disclosures

•	Improvements to IFRSs/HKFRSs (2010)

These developments have had no material impact on the Group’s financial statements.

The IFRSs and HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2011 may be affected by the issuance of additional interpretations or other changes announced by the IASB and HKICPA subsequent to the date of issuance of the interim financial report. Therefore the policies that will be applied in the Group’s financial statements for the year ending 31 December 2011 cannot be determined with certainty at the date of issuance of the Group’s interim financial report.

3.	SEGMENT REPORTING

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, the Group has no operating segments since the Group is only engaged in mobile telecommunication and related business. No Group’s geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. For the purpose of preparing the Group’s interim financial report, Mainland China refers to the People’s Republic of China (“PRC”) excluding the Hong Kong Special Administrative Region of the PRC (“Hong Kong”), the Macau Special Administrative Region of the PRC and Taiwan. The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

4.	TURNOVER

Turnover represents mainly usage fees, monthly fees, value-added services fees and other operating revenue derived from the Group’s mobile telecommunications networks, net of the PRC business tax. Business tax is charged at approximately 3% of the corresponding revenue generated from the services rendered in Mainland China. No business tax is charged on the revenue generated from the Group’s mobile telecommunications and related services in Hong Kong.

Value-added services fees are mainly derived from voice value-added services, short message services (“SMS”), Wireless Data business and other data services.

Other operating revenue mainly represents interconnection revenue.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

5.	PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging:

	Six months ended 30 June
	2011	2010
	RMB million	RMB million

Impairment loss for doubtful accounts	1,983	2,193
Amortization of other intangible assets	27	34
Operating lease charges
– land and buildings	3,838	3,484
– leased lines	2,295	1,805
– others	1,380	1,191
Contributions to defined contribution retirement plans	1,356	1,096

6.	TAXATION

	Six months ended 30 June
	2011	2010
	RMB million	RMB million

Current tax
Provision for Hong Kong profits tax on the estimated assessable profits for the period	64	65
Provision for the PRC enterprise income tax on the estimated taxable profits for the period	22,606	21,737

	22,670	21,802

Deferred tax
Origination and reversal of temporary differences	(2,816)	(3,049)

	19,854	18,753

(i)	The provision for Hong Kong profits tax is calculated at 16.5% of the estimated assessable profits for the six months ended 30 June 2011 (for the six months ended 30 June 2010: 16.5%).

(ii)	The provision for the PRC enterprise income tax is based on the statutory rate of 25% on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2011, except for certain subsidiaries of the Company and certain operations of the subsidiaries which are located within special economic zones in the PRC, for which the applicable preferential tax rate is 24% for 2011 and will be increased to 25% from 2012 onwards. Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

7.	DIVIDENDS

(a)	Dividends attributable to the period

	Six months ended 30 June
	2011	2010
	RMB million	RMB million
Ordinary interim dividend declared after the balance sheet date of HK$1.580 (equivalent to approximately RMB1.314) (2010: HK$1.417 (equivalent to approximately RMB1.236)) per share	26,370	24,802

The ordinary interim dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1=RMB0.83162, being the rate announced by the State Administration of Foreign Exchange in the PRC on 30 June 2011. As the ordinary interim dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 30 June 2011.

(b)	Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June
	2011	2010
	RMB million	RMB million
Ordinary final dividend in respect of the previous financial year, approved and paid during the period, of HK$1.597 (equivalent to approximately RMB1.359) (2010: HK$1.458 (equivalent to approximately RMB1.284)) per share	26,718	25,651

8.	EARNINGS PER SHARE

(a)	Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2011 is based on the profit attributable to equity shareholders of the Company of RMB61,283,000,000 (for the six months ended 30 June 2010: RMB57,643,000,000) and the weighted average number of 20,066,270,777 shares (for the six months ended 30 June 2010: 20,061,638,515 shares) in issue during the six months ended 30 June 2011.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

8.	EARNINGS PER SHARE (CONTINUED)

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2011 is based on the profit attributable to equity shareholders of the Company of RMB61,283,000,000 (for the six months ended 30 June 2010: RMB57,643,000,000), and the weighted average number of 20,311,324,178 shares (for the six months ended 30 June 2010: 20,316,932,802 shares), calculated as follows:

Weighted average number of shares (diluted)

	Six months ended 30 June
	2011 Number of shares	2010 Number of shares

Weighted average number of shares	20,066,270,777	20,061,638,515
Effect of deemed issue of ordinary shares under the Company’s share option scheme for nil consideration	245,053,401	255,294,287

Weighted average number of shares (diluted)	20,311,324,178	20,316,932,802

9.	PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS

(a)	Acquisition of property, plant and equipment and construction in progress

During the six months ended 30 June 2011, the Group acquired items of property, plant and equipment and construction in progress with a cost of RMB61,509,000,000 (for the six months ended 30 June 2010: RMB61,021,000,000).

(b)	Write off of property, plant and equipment

Property, plant and equipment with a net book value of RMB2,351,000,000 were written off during the six months ended 30 June 2011 (for the six months ended 30 June 2010: RMB1,069,000,000).

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

10.	ACCOUNTS RECEIVABLE

Ageing analysis of accounts receivable, net of allowance for impairment loss for doubtful accounts is as follows:

	As at 30 June 2011 RMB million	As at 31 December 2010 RMB million

Within 30 days	6,522	5,295
31–60 days	1,416	1,317
61–90 days	967	639
Over 90 days	685	381

	9,590	7,632

Accounts receivable primarily comprises receivables from customers. Accounts receivable from the provision of telecommunication services to customers are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

Accounts receivable are expected to be recovered within one year.

11.	OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS

Other receivables primarily comprise interest receivable from banks, utilities deposits, rental deposits and trust loan receivables, which are expected to be recovered within one year except for utilities deposits and rental deposits.

Trust loan receivables represent loans to other PRC state-owned entities arranged through a bank, bearing initial interest rate at 5.10%–5.12% per annum, which will be adjusted in line with the increase of benchmark loan interest rate published by the People’s Bank of China (“PBOC”), and are recoverable within one year.

Prepayments and other current assets include primarily rental prepayment.

12.	AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY

Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

13.	CASH AND CASH EQUIVALENTS

	As at 30 June 2011 RMB million	As at 31 December 2010 RMB million

Deposits with banks within three months of original maturity	16,302	6,043
Cash at banks and in hand	96,256	81,500

	112,558	87,543

14.	ACCOUNTS PAYABLE

Accounts payable primarily includes payables for network expansion projects expenditure, maintenance and interconnection expenses.

The ageing analysis of accounts payable is as follows:

	As at 30 June 2011 RMB million	As at 31 December 2010 RMB million

Due within 1 month or on demand	93,805	88,525
Due after 1 month but within 3 months	7,155	9,888
Due after 3 months but within 6 months	4,861	5,519
Due after 6 months but within 9 months	5,094	3,337
Due after 9 months but within 12 months	5,314	4,377

	116,229	111,646

All of the accounts payable are expected to be settled within one year or are repayable on demand.

15.	INTEREST-BEARING BORROWINGS

		As at 30 June 2011			As at 31 December 2010
	Note	Current liabilities RMB million	Non- current liabilities RMB million	Total RMB million	Current liabilities RMB million	Non- current liabilities RMB million	Total RMB million

Bonds	(i)	—	4,983	4,983	4,981	4,982	9,963
Deferred consideration payable	(ii)	—	23,633	23,633	—	23,633	23,633
Short-term bank loans	(iii)	170	—	170	—	—	—

		170	28,616	28,786	4,981	28,615	33,596

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

15.	INTEREST-BEARING BORROWINGS (CONTINUED)

All of the above interest-bearing borrowings are unsecured, and the non-current portion is not expected to be settled within one year.

(i)	The ten-year guaranteed bonds with a principal amount of RMB5,000,000,000 issued on 18 June 2001, was fully settled in June 2011.

As at 30 June 2011, the bonds represent the balance of fifteen-year guaranteed bonds (“Fifteen-year Bonds”), with a principal amount of RMB5,000,000,000, at an issue price equal to the face value of the bonds.

The Fifteen-year Bonds bear interest at the rate of 4.5% per annum and payable annually. The bonds, redeemable at 100% of the principal amount, will mature on 28 October 2017.

The above bonds were issued by a subsidiary of the Company and the Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the bonds. China Mobile Communications Corporation (“CMCC”), the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

(ii)	As at 30 June 2011, the deferred consideration payable represents the balance of the deferred consideration of RMB9,976,000,000 and RMB13,657,000,000 payable to immediate holding company in respect of the acquisitions of subsidiaries in 2002 and 2004 respectively. The balances are due on 1 July 2017 and 1 July 2019, respectively.

The deferred consideration payable is unsecured and bears interest at the rate of two-year US dollar LIBOR swap rate per annum (for the six months ended 30 June 2011: 1.123% to 1.238% per annum; for the six months ended 30 June 2010: 3.238% to 3.331% per annum). The balances are subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the repayment date without penalty.

(iii)	It represents the short-term bank loans of China Topssion Communication Co., Ltd, which was acquired by a subsidiary of the Company in March 2011. The bank loans are unsecured, and bear interest at the rate of 5.88% per annum or the prevailing benchmark loan interest rate published by PBOC, and are payable within one year.

16.	SHARE CAPITAL

Issued and fully paid:

	Number of shares	HK$ million	Equivalent RMB million

As at 1 January 2011	20,065,423,246	2,006	2,139
Shares issued under share option scheme	2,154,455	—	—

As at 30 June 2011	20,067,577,701	2,006	2,139

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

16.	SHARE CAPITAL (CONTINUED)

As at 30 June 2011, the outstanding options were as follows:

	Number of instruments	Vesting conditions	Contractual life of options

Options granted to directors

– on 3 July 2002	7,000	50% two years from the date of grant,	10 years
		50% five years from the date of grant

– on 28 October 2004	744,175	40% one year from the date of grant,	10 years
		30% two years from the date of grant,
		30% three years from the date of grant

– on 21 December 2004	475,000	40% one year from the date of grant,	10 years
		30% two years from the date of grant,
		30% three years from the date of grant

– on 8 November 2005	4,885,500	40% one year from the date of grant,	10 years
		30% two years from the date of grant,
		30% three years from the date of grant

Options granted to other employees

– on 3 July 2002	28,942,334	50% two years from the date of grant,	10 years
		50% five years from the date of grant

– on 28 October 2004	118,445,029	40% one year from the date of grant,	10 years
		30% two years from the date of grant,
		30% three years from the date of grant

– on 8 November 2005	267,351,980	40% one year from the date of grant,	10 years
		30% two years from the date of grant,
		30% three years from the date of grant

Total share options	420,851,018

No share options were granted to the directors of the Company or other employees of the Group or lapsed during the six months ended 30 June 2011 and 2010.

During the six months ended 30 June 2011, the directors and other employees of the Group exercised options to subscribe for 800,000 and 1,354,455 ordinary shares of the Company, respectively.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

16.	SHARE CAPITAL (CONTINUED)

Details of share options exercised during the period

Grant date	Exercise price		Weighted average closing price per share of the share options exercised		Proceeds received		Number of shares involved in the options

3 July 2002	HK$	22.85	HK$	72.52	HK$	24,104,579	1,054,905

28 October 2004	HK$	22.75	HK$	72.32	HK$	5,904,876	259,555

8 November 2005	HK$	34.87	HK$	70.41	HK$	29,290,626	839,995

							2,154,455

17.	RELATED PARTY TRANSACTIONS

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries, excluding the Group, (“CMCC Group”), for the six months ended 30 June 2011 and 2010.

		Six months ended 30 June
		2011	2010
	Note	RMB million	RMB million

Telecommunications services revenue	(i)	480	—
Telecommunications services charges	(i)	372	876
Property leasing and management services charges	(ii)	335	439
Interest paid/payable	(iii)	110	384
Interconnection revenue	(iv)	146	161
Interconnection charges	(iv)	224	215
Leased line charges	(iv)	63	29
Network capacity leasing charges	(v)	428	282
Sales channel utilizing revenue	(vi)	50	12
Sales channel utilizing charges	(vi)	288	331

Notes:

(i)	The amounts represent telecommunication services settlement received/receivable from or paid/payable to CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, and telecommunications line maintenance services.
(ii)	The amount represents the rental and property management fees paid/payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

17.	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Transactions with CMCC Group (Continued)

Notes: (Continued)

(iii)	The amount represents the interest paid/payable to China Mobile Hong Kong (BVI) Limited, the Company’s immediate holding company, in respect of the balance of purchase consideration for acquisitions of subsidiaries.
(iv)	The amounts represent settlement received/receivable from or paid/payable to China TieTong Telecommunications Corporation, a wholly-owned subsidiary of CMCC, in respect of interconnection settlement and lease line charges.
(v)	The amount represents leasing charges paid/payable to CMCC Group in respect of leasing of TD-SCDMA network capacity.
(vi)	The amounts represent the sales channel utilizing settlement received/receivable from or paid/payable to CMCC Group for utilizing the existing sales channels and resources, such as sales outlets, internet sales network, etc..

(b)	Transactions with associates

The Group also has entered into transactions with its associates, over which the Group can exercise significant influence. The major transactions entered into by the Group and the associates include the bank deposits placed at Shanghai Pudong Development Bank Co., Ltd (“SPD Bank”), the interest income received/receivable from SPD Bank, and the mobile telecommunications service provided to SPD Bank, which were carried out in the ordinary course of business.

	Note	As at 30 June 2011 RMB million	As at 31 December 2010 RMB million

Bank deposits	(i)	10,104	1,999

		Six months ended 30 June
		2011	2010
	Note	RMB million	RMB million

Interest income	(ii)	40	—
Mobile telecommunications service fee	(iii)	17	—

(i)	The amount represents demand deposits placed at SPD Bank as at the reporting date.
(ii)	Interest income represents interest earned from deposits placed at SPD Bank. The applicable interest rate is determined in accordance with the prevailing benchmark loan interest rate published by PBOC.
(iii)	The amount represents the mobile telecommunications services fees received/receivable from SPD Bank.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

17.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organisation (collectively referred to as “government-related entities”).

Apart from transactions with CMCC Group (note 17(a)), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following:

•	rendering and receiving telecommunication services, including interconnection revenue/charges

•	purchase of goods, including use of public utilities

•	depositing in banks

•	providing trust loans

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products in accordance with rules and regulations stipulated by related authorities of the PRC Government, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

18.	COMMITMENTS

(a)	Capital commitments

The Group had capital commitments as follows:

	As at 30 June 2011 RMB million	As at 31 December 2010 RMB million

Commitments in respect of land and buildings
– authorized and contracted for	4,140	4,469
– authorized but not contracted for	19,070	14,211

	23,210	18,680

Commitments in respect of telecommunications equipment
– authorized and contracted for	15,700	17,669
– authorized but not contracted for	68,855	79,819

	84,555	97,488

Total commitments
– authorized and contracted for	19,840	22,138
– authorized but not contracted for	87,925	94,030

	107,765	116,168

(b)	Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	Land and buildings RMB million	Leased lines RMB million	Others RMB million	Total RMB million

As at 30 June 2011
Within one year	5,311	948	837	7,096
After one year but within five years	10,725	1,110	886	12,721
After five years	3,580	320	172	4,072

	19,616	2,378	1,895	23,889

As at 31 December 2010
Within one year	5,100	1,121	730	6,951
After one year but within five years	10,250	1,335	687	12,272
After five years	3,652	360	150	4,162

	19,002	2,816	1,567	23,385

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

19.	POST BALANCE SHEET EVENT

After the balance sheet date the directors declared an ordinary interim dividend. Further details are disclosed in note 7(a).

20.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDING 31 DECEMBER 2011

Up to the date of issue of the Group’s interim financial report, the IASB/HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the accounting period ending 31 December 2011 and which have not been adopted in the Group’s interim financial report.

Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for accounting periods beginning on or after

Amendments to IFRS/HKFRS7, Financial Instruments Disclosures: transfers of financial assets	1 July 2011
Amendments to IAS/HKAS 12, Income taxes-deferred tax: recovery of underlying assets	1 January 2012
Amendments to IAS1, Presentation of Financial Statements	1 July 2012
IFRS/HKFRS10, Consolidated Financial Statements	1 January 2013
IFRS/HKFRS11, Joint Arrangements	1 January 2013
IFRS/HKFRS12, Disclosure of Interests in Other Entities	1 January 2013
IFRS/HKFRS13, Fair Value Measurement	1 January 2013
IAS/HKAS27, Separate Financial Statements	1 January 2013
IAS/HKAS28, Investments in Associates and Joint Ventures	1 January 2013
IFRS/HKFRS9, Financial Instruments	1 January 2015

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations are expected to be in the period of initial application. So far the Group has concluded that while the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the Group’s results of operations and financial position.

21.	COMPARATIVE FIGURES

Certain comparative figures have been adjusted to conform to current period’s presentation.

DISCUSSION OF SELECTED ITEMS IN THE INTERIM RESULTS

1.	Capital expenditure

In the first half of 2011, based on the principle of “scientific planning, optimized management, living within our means and farsighted investment”, the Group focused on strengthening project management and optimized resource allocation to effectively support the growth in our customer base, voice usage volume and data traffic. The Group’s capital expenditure for the first half of 2011 was RMB61.8 billion, representing 24.7% of operating revenue, which was mainly used for the construction of infrastructural networks, transmission facilities, business support systems and infrastructure buildings and for the development of new technologies and new businesses. The capital expenditure was primarily financed by cash flow generated from operations. To ensure investment effectiveness, the Group adopted a 2G/3G network integration strategy. During the first half of 2011, over 70% of the capital investment was compatible to 3G. The Group is committed to further strengthening network advantages, maintaining the overall lead in network capacity and quality, furthering the coordinated development of the 2G, 3G and WLAN networks, continuously pursuing rational investment, promoting centralized construction and evaluating the cost- effectiveness of capital investment, with an aim to achieve low-cost, high-efficiency operations and to ensure favorable investment returns.

2.	Operating expense

In the first half of 2011, while facing various challenges, such as the increasing mobile telecommunications penetration rate and intensified market competition, the Group, while adhering to the cost-effective resource allocation principle of “forward planning, effective resource allocation, rational investment and refined management”, further increased investments in sales promotion, customer service, channel construction and network optimization in order to support our stable business development. Adhering to our mantra of “Customers are our priority, quality service is our principle”, the Group carried out rational competition, strengthened its refined cost management, and continued to strengthen its core competitiveness in respect of network, business and services. The Group’s operating expenses for the first half of 2011 totaled RMB175.1 billion, representing an increase of 11.9% over the same period last year and accounting for 70.0% of operating revenue. With the continuous growth of the business, the Company’s advantages of economies of scale continued to be realized. This was reflected in the decline of average operating expenses per minute of usage by 1.2%, despite the fact that there was an increase of 8.8%, 11.3% and 13.3% in operating revenue, number of customers and voice usage volume, respectively, over the same period last year.

3.	Strong cash flow and sound capital structure

The favorable growth in business and revenue, refined cost control measures, highly- efficient capital expenditure management, and the continuous effect of economies of scale continued to generate strong cash flow for the Group. Free cash flow (net cash generated from operating activities after deduction of capital expenditure incurred) of the Group was RMB64.4 billion for the six months ended 30 June 2011. As of 30 June 2011, the Group’s total cash and bank balances were RMB330.0 billion, of which 99.1%, 0.2% and 0.7% were denominated in RMB, U.S. dollar and Hong Kong dollar, respectively. While maintaining a sufficient amount of working capital, the Company preserved and increased the value of the cash in hand through the granting of trust loans. In addition, the Company exercised stringent risk management and control over trust loans by limiting the recipients of such loans to major state-owned enterprises in Mainland China. The risks of trust loans were thus minimal.

In June 2011, the Group repaid RMB5 billion in respect of the bonds issued by China Mobile Group Guangdong Company Limited on 18 June 2001. As of 30 June 2011, the Group’s debt to capitalization ratio (with capitalization representing the sum of total debt and total shareholders’ equity value) was approximately 4.7%, and the short-term and long-term borrowings of the Group totaled RMB29.8 billion. The financial position of the Group continued to remain at a sound level. Of the total borrowings, 20.8% was in RMB (consisting principally of RMB bonds), and 79.2% was in U.S. dollar (consisting principally of the balances of the deferred consideration for the acquisitions of the eight and ten provincial telecommunications operators). Approximately 79.6% of the Group’s borrowings were made at floating interest rates. The effective average interest rate of borrowings of the Group was 2.17% in the first half of 2011, whereas the interest coverage multiple (ratio of profit before interest and tax to interest expenses) amounted to 230 times.

The Group will continue to pursue prudent financial principles, adhere to efficient financial risk management, strive to maintain a robust cash generating capability and capability to preserve and increase value, adopt wise resource allocation, maintain a sound debt profile and level, as well as reinforce and develop favorable economic benefits, with a view to generating returns for its shareholders continuously.

4.	Personnel expense

The Group continued to strengthen its highly-efficient personnel management and incentive mechanism, adhere to the people-oriented principle and continuously enhance its human resource management. The Group has implemented a comprehensive budget management system and performance-based evaluation system, which helped to maintain its competitive advantage in terms of human resources while reasonably controlling personnel expense. To support its sound business development, the Group further expanded its workforce in different areas of activity, resulting in an increased staff number. As at 30 June 2011, the Group had a total of 170,019 employees. Personnel expenses for the first half of 2011 were RMB13.1 billion, representing 5.2% of the operating revenue.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2011, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the review of the unaudited interim report for the six months ended 30 June 2011.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

For the six months ended 30 June 2011, the Company complied with all the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules, as amended. All directors have confirmed, following enquiry by the Company, that they had complied with the required standard set out in the Model Code throughout the period from 1 January 2011 to 30 June 2011.

CLOSURE OF REGISTER OF MEMBERS

The Board declared an interim dividend for the six months ended 30 June 2011 of HK$1.580 per share (before withholding and payment of PRC enterprise income tax) (the “2011 Interim Dividend”) to the shareholders of the Company.

The register of members of the Company will be closed from Monday, 12 September 2011 to Thursday, 15 September 2011 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2011 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 9 September 2011. The 2011 Interim Dividend will be paid on or about Friday, 30 September 2011 to those shareholders on the register of members on Thursday, 15 September 2011 (the “Record Date”).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON- RESIDENT ENTERPRISES IN RESPECT OF 2011 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10% enterprise income tax on the distribution of the 2011 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non- resident enterprise shareholders), the Company will distribute the 2011 Interim Dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2011 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the People’s Republic of China (the “PRC”) or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled at or before 4:30 p.m. on Friday, 9 September 2011.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

The 2011 Interim Report will be despatched to shareholders as well as made available on the HKExnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk and the website of the Company at http://www.chinamobileltd.com.

The 2011 interim financial information set out above does not constitute the Group’s statutory financial statements for the six months ended 30 June 2011 but is extracted from the financial statements for the six months ended 30 June 2011 to be included in the 2011 Interim Report.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Xi Guohua, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLOSURE OF REGISTER OF MEMBERS

AND

ANNOUNCEMENT IN RELATION TO THE WITHHOLDING AND

PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT

ENTERPRISES IN RESPECT OF 2011 INTERIM DIVIDEND

Reference is made to the 2011 interim results announcement of China Mobile Limited (the “Company”) published on 18 August 2011. The board of directors of the Company (the “Board”) declared an interim dividend for the six months ended 30 June 2011 of HK$1.580 per share (before withholding and payment of PRC enterprise income tax) (the “2011 Interim Dividend”) to the shareholders of the Company.

Notice is hereby given that the register of members of the Company will be closed from Monday, 12 September 2011 to Thursday, 15 September 2011 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2011 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 9 September 2011. The 2011 Interim Dividend will be paid on or about Friday, 30 September 2011 to those shareholders on the register of members on Thursday, 15 September 2011 (the “Record Date”). This announcement constitutes a notice pursuant to section 99 of the Companies Ordinance (Chapter 32 of Laws of Hong Kong).

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10% enterprise income tax on the distribution of the 2011 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non- resident enterprise shareholders), the Company will distribute the 2011 Interim Dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2011 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

B-1

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled at or before 4:30 p.m. on Friday, 9 September 2011.

Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 18 August 2011

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Xi Guohua, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

B-2

Exhibit 3.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS WITH

CHINA MOBILE COMMUNICATIONS CORPORATION

NETWORK ASSETS LEASING AGREEMENT AND

INCREASE IN ANNUAL CAPS

NETWORK ASSETS LEASING AGREEMENT

In order to better position the Group in the changing landscape of the telecommunications industry in China and to enable the Group to meet the subscribers’ demand for one-stop shop telecommunications services, the Company entered into the Network Assets Leasing Agreement with CMCC on 18 August 2011, pursuant to which the Company and its operating subsidiaries on the one hand and CMCC and its subsidiaries (including TieTong and its subsidiaries) on the other will lease their respective Network Assets to each other in return for the Leasing Fees. The parties to the Network Assets Leasing Agreement have the right to adjust the scope of the Network Assets leased under the Network Assets Leasing Agreement to suit their respective business needs.

By utilising the Network Assets of CMCC and its subsidiaries (including TieTong and its subsidiaries), the Company intends to offer its subscribers a complete telecommunications solution.

The Network Assets Leasing Agreement shall expire on 31 December 2011, and unless the parties agree otherwise, upon expiry of the term, the Network Assets Leasing Agreement shall automatically be renewed for further terms of one year each.

The Leasing Fees shall be determined with reference to the prevailing market rates but in any event shall not be more than the leasing fees charged to any independent third party for the same kinds of Network Assets. The amount of Leasing Fees payable by the Group to CMCC and its subsidiaries under the Network Assets Leasing Agreement for the year ending 31 December 2011 is expected not to exceed RMB1,200 million (equivalent to approximately HK$1,457 million). Accordingly, this amount is set as the annual cap for the Leasing Fees payable by the Group to CMCC and its subsidiaries under the Network Assets Leasing Agreement for the year ending 31 December 2011. The amount of Leasing Fees receivable by the Group from CMCC and its subsidiaries under the Network Assets Leasing Agreement for the year ending 31 December 2011 is expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules.

INCREASE IN ANNUAL CAPS OF THE 2011-2013 TELECOMMUNICATIONS SERVICES AGREEMENT FOR THE THREE YEARS ENDING 31 DECEMBER 2011, 2012 AND 2013

Reference is made to the announcement of the Company dated 21 December 2010 where the Board announced that the Company had entered into the 2011-2013 Telecommunications Services Agreement with CMCC.

In view of the Group’s continued business growth and the increase in the scale of the telecommunications network assets leased from CMCC and its subsidiaries, the Group’s demand for the Telecommunications Services from CMCC and its subsidiaries is expected to increase. As such, the Directors consider that the annual caps for the charges payable by the Group to CMCC and its subsidiaries under the 2011-2013 Telecommunications Services Agreement for each of the three years ending 31 December 2011, 2012 and 2013 are no longer sufficient. On 18 August 2011, the Directors resolved to increase the annual caps in respect of the 2011-2013 Telecommunications Services Agreement for the three years ending 31 December 2011, 2012 and 2013 by RMB500 million (equivalent to approximately HK$607 million), RMB800 million (equivalent to approximately HK$971 million) and RMB1,000 million (equivalent to approximately HK$1,214 million), respectively. After the increase, the annual caps for the charges payable by the Group to CMCC and its subsidiaries under the 2011-2013 Telecommunications Services Agreement for the three years ending 31 December 2011, 2012 and 2013 shall be RMB2,000 million (equivalent to approximately HK$2,428 million), RMB2,500 million (equivalent to approximately HK$3,035 million) and RMB3,000 million (equivalent to approximately HK$3,641 million), respectively.

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. Accordingly, the transactions contemplated under the Network Assets Leasing Agreement and the 2011-2013 Telecommunications Services Agreement constitute continuing connected transactions for the Company under Rule14A.34 of the Listing Rules.

Since one or more of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual cap for the amount payable by the Group under the Network Assets Leasing Agreement and the revised annual caps for the charges payable by the Group to CMCC and its subsidiaries under the 2011-2013 Telecommunications Services Agreement are, on an annual basis, above 0.1% but below 5%, the transactions contemplated under the Network Assets Leasing Agreement and the 2011-2013 Telecommunications Services Agreement are classified as continuing connected transactions under Rule 14A.34 of the Listing Rules and are only subject to the reporting, annual review and announcement requirements set out in the Listing Rules but are exempt from the independent shareholders’ approval requirement under the Listing Rules.

Details of the Network Assets Leasing Agreement and the 2011-2013 Telecommunications Services Agreement will be included in the annual report and accounts of the Company in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

NETWORK ASSETS LEASING AGREEMENT

Date:	18 August 2011

Parties:	(i) CMCC

(ii) the Company

The Group is the leading mobile services provider in China, which operates nationwide mobile telecommunications networks in all thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China and in Hong Kong. TieTong, a wholly-owned subsidiary of CMCC, is a fixed-line telecommunications operator in China.

In order to better position the Group in the changing landscape of the telecommunications industry in China and to enable the Group to meet the subscribers’ demand for one-stop shop telecommunications services, the Company entered into the Network Assets Leasing Agreement with CMCC pursuant to which the Company and its operating subsidiaries on the one hand and CMCC and its subsidiaries (including TieTong and its subsidiaries) on the other will lease their respective telecommunications network operation assets (the “Network Assets”) to each other in return for a leasing fee (the “Leasing Fees”). Such Network Assets include, among others, access networks, transmission networks, machinery rooms and equipment. The parties to the Network Assets Leasing Agreement have the right to adjust the scope of the Network Assets leased under the Network Assets Leasing Agreement to suit their respective business needs.

By utilising the Network Assets of CMCC and its subsidiaries (including TieTong and its subsidiaries), the Company intends to offer its subscribers a complete telecommunications solution.

The Network Assets Leasing Agreement shall expire on 31 December 2011, and unless the parties agree otherwise, upon expiry of the term, the Network Assets Leasing Agreement shall automatically be renewed for further terms of one year each.

The Leasing Fees are payable on a monthly basis in cash. The Leasing Fees shall be determined with reference to the prevailing market rates but in any event shall not be more than the leasing fees charged to any independent third party for the same kinds of Network Assets.

For the period from 1 January 2011 to 30 June 2011, the aggregate amount of Leasing Fees payable by the Group to CMCC for leasing the Network Assets was approximately RMB63 million (approximately HK$76 million). The aggregate amount of Leasing Fees payable by the Group to CMCC for leasing the Network Assets up to the date of this announcement is below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules. In response to the competition in full-service business in the telecommunications market in China, the Group intends to increase the scale of the Network Assets leased from CMCC and its subsidiaries in the second half of 2011, which the Company considers is an efficient way for the Group to obtain the necessary Network Assets for the enhancement of its full-service business. Accordingly, the Company expects that the amount of Leasing Fees payable by the Group for leasing the Network Assets from CMCC and its subsidiaries will increase substantially in the second half of 2011. The amount of Leasing Fees payable by the Group for leasing the Network Assets under the Network Assets Leasing Agreement for the year ending 31 December 2011 is expected not to exceed RMB1,200 million (equivalent to approximately HK$1,457 million). Accordingly, this amount is set as the annual cap for the Leasing Fees payable by the Group to CMCC and its subsidiaries under the Network Assets Leasing Agreement for the year ending 31 December 2011.

The amount of Leasing Fees receivable by the Group from CMCC and its subsidiaries under the Network Assets Leasing Agreement for the year ending 31 December 2011 is expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules.

The Directors (including the independent non-executive Directors) are of the view that the Network Assets Leasing Agreement was entered into after arm’s length negotiation between the Company and CMCC, reflects normal commercial terms and is in the interests of the Company and its shareholders as a whole. The Directors (including the independent non-executive Directors) are also of the view that the terms as well as the proposed annual cap for the transactions contemplated thereunder are fair and reasonable.

INCREASE IN ANNUAL CAPS OF THE 2011-2013 TELECOMMUNICATIONS SERVICES AGREEMENT FOR THE THREE YEARS ENDING 31 DECEMBER 2011, 2012 AND 2013

Reference is made to the announcement of the Company dated 21 December 2010 where the Board announced that the Company had entered into the 2011-2013 Telecommunications Services Agreement with CMCC.

Pursuant to the 2011-2013 Telecommunications Services Agreement, subsidiaries of the Company provide certain telecommunications services to CMCC and its subsidiaries (the “Telecommunications Services”) and also receive other telecommunications services from CMCC and its subsidiaries. Telecommunications Services provided under the 2011-2013 Telecommunications Services Agreement include (i) telecommunications project planning, design and construction services; (ii) telecommunications line and pipeline constructions services; (iii) telecommunications line maintenance services; and (iv) installation and maintenance services in respect of transmission towers. In addition, subsidiaries of the Company will provide transmission towers and spare parts to subsidiaries of CMCC.

In view of the Group’s continued business growth and the increase in the scale of the telecommunications network assets leased from CMCC and its subsidiaries, the Group’s demand for the Telecommunications Services from CMCC and its subsidiaries is expected to increase. As such, the Directors consider that the annual caps for the charges payable by the Group to CMCC and its subsidiaries under the 2011-2013 Telecommunications Services Agreement for each of the three years ending 31 December 2011, 2012 and 2013 are no longer sufficient. On 18 August 2011, the Directors resolved to increase the annual caps in respect of the 2011-2013 Telecommunications Services Agreement for the three years ending 31 December 2011, 2012 and 2013 by RMB500 million (equivalent to approximately HK$607 million), RMB800 million (equivalent to approximately HK$971 million) and RMB1,000 million (equivalent to approximately HK$1,214 million), respectively. The increase in annual caps is estimated with reference to the qualification and scope of services that can be offered by CMCC and its subsidiaries. After the increase, the annual caps for the charges payable by the Group to CMCC and its subsidiaries under the 2011-2013 Telecommunications Services Agreement for the three years ending 31 December 2011, 2012 and 2013 shall be RMB2,000 million (equivalent to approximately HK$2,428 million), RMB2,500 million (equivalent to approximately HK$3,035 million) and RMB3,000 million (equivalent to approximately HK$3,641 million), respectively.

The charges payable by the Group for the Telecommunications Services under the 2011-2013 Telecommunications Services Agreement up to the date of this announcement have not exceeded the previous annual cap as disclosed in the announcement published by the Company on 21 December 2010.

Other than the increase in the annual caps for the three years ending 31 December 2011, 2012 and 2013, the terms and conditions of the 2011-2013 Telecommunications Services Agreement remain unchanged.

The Directors are of the view that the proposed revised annual caps for the three years ending 31 December 2011, 2012 and 2013 are fair and reasonable and in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. Accordingly, the transaction contemplated under the Network Assets Leasing Agreement and the 2011-2013 Telecommunications Services Agreement constitute continuing connected transactions for the Company under Rule14A.34 of the Listing Rules.

Since one or more of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual cap for the amount payable by the Group under the Network Assets Leasing Agreement and the revised annual caps for the charges payable by the Group to CMCC and its subsidiaries under the 2011-2013 Telecommunications Services Agreement are, on an annual basis, above 0.1% but below 5%, the transactions contemplated under the Network Assets Leasing Agreement and the 2011-2013 Telecommunications Services Agreement are classified as continuing connected transactions under Rule 14A.34 of the Listing Rules and are only subject to the reporting, annual review and announcement requirements set out in the Listing Rules but are exempt from the independent shareholders’ approval requirement under the Listing Rules.

Details of the Network Assets Leasing Agreement and the 2011-2013 Telecommunications Services Agreement will be included in the annual report and accounts of the Company in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

The Group had no other prior transactions with CMCC and its associates which required aggre gation with the Network Assets Leasing Agreement or the 2011-2013 Telecommunications Services Agreement under Rule 14A.25 of the Listing Rules.

None of the Directors has a material interest in the transactions under the Network Assets Leasing Agreement and the 2011-2013 Telecommunications Services Agreement or, is required to abstain from voting on the board resolutions for considering and approving such transactions.

GENERAL INFORMATION

CMCC is a State-owned company established under the laws of the PRC and the ultimate controlling shareholder of the Company holding indirectly approximately 74.20% of the total issued and outstanding share capital of the Company. Through the Group, CMCC is the leading provider of mobile telecommunications services in the PRC.

The Group is the leading mobile services provider in China, which operates nationwide mobile telecommunications networks in all thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China and in Hong Kong. The Company is an investment holding company.

This announcement contains translations between Renminbi and Hong Kong dollars at RMB0.82385 = HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“2011-2013 Telecommunications Services Agreement”	the 2011-2013 telecommunications services agreement dated 21 December 2010 and entered into between the Company and CMCC

“Board”	the board of Directors of the Company

“CMCC”	China Mobile Communications Corporation, a State-owned company established under the laws of the PRC, the ultimate controlling shareholder of the Company

“Company”	China Mobile Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange and American Depositary Shares are listed on the New York Stock Exchange

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Network Assets Leasing Agreement”	the telecommunications network operation assets leasing agreement dated 18 August 2011 and entered into between the Company and CMCC

“PRC” or “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“TieTong”	China TieTong Telecommunications Corporation, a company incorporated under the laws of the PRC and a wholly-owned subsidiary of CMCC

“%”	per cent.

By Order of the Board
China Mobile Limited Wang Jianzhou
Chairman

Hong Kong, 18 August 2011

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Xi Guohua, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.